UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CALYPTE BIOMEDICAL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

131722100
(CUSIP Number)

DECEMBER 31, 2003
(Date of Event Which Requires Filing of this Statement)

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 131722100	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P. EIN: 03-0021366
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,256,873
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,256,873
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,256,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.38%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 131722100	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P. EIN: 32-0056070
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 131722100	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Focus Fund, L.P. EIN: 45-0495231
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,246,672
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,246,672
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,246,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.61%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 131722100	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Advisory Group, LLC EIN: 300021359
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER

6,003,545. Of those shares, 500,000 are held by Mercator Advisory Group, LLC ("MAG"), and the rest are held by Mercator Momentum Fund and Mercator Focus Fund (together, the "Funds"). MAG is the general partner of the Funds.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,003,545. Of those shares, 500,000 are held by MAG, and the rest are held by the Funds.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,003,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.20%
12	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP No. 131722100	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,003,545, all of which are held by the Funds and MAG. David F. Firestone is Managing Member of MAG.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,003,545, all of which are held by the Funds and MAG. David F. Firestone is Managing Member of MAG.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,003,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.20%
12	TYPE OF REPORTING PERSON IN

Item 1.   Issuer.

  The name of the issuer is Calypte Biomedical Corporation (the "Issuer").
  The address of the Issuer's principal executive office is 1265 Harbor Bay Parkway, Alameda, California 94502.

Item 2.   Reporting Person and Security.

  Mercator Momentum Fund, L.P. ("Momentum Fund"), Mercator Momentum Fund III, L.P. ("Momentum Fund III") and Mercator Focus Fund, L.P. ("Focus Fund " and, with Momentum Fund and Momentum Fund III, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."
  The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.
  Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company.
  The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").
  The CUSIP number is 131722100.

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

  [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
  [ ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
  [ ]  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  [ ]  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
  [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
  [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Page 7 of 12 Pages

Item 4.   Ownership.

According to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, the Issuer had 137,050,557 shares of Common Stock outstanding

As of December 31, 2003, (i) Momentum Fund III no longer had beneficial ownership of any shares of Common Stock; (ii) Momentum Fund and MAG owned 3,000,000 shares and 500,000 shares of Common Stock, respectively; and (iii) Momentum Fund and Focus Fund held debentures convertible into Common Stock at rates which varied with the market price of the Common Stock on the date of conversion.

All of the debentures contained a clause prohibiting any conversion that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As of December 31, 2003, the debentures held by Momentum Fund and Focus Fund were convertible into 256,873 and 2,246,672 shares of Common Stock, respectively.

As a result, as of December 31, 2003, Momentum Fund and Focus Fund had beneficial ownership of 3,256,873 and 2,246,672 shares of Common Stock, respectively. These shares represented 2.38% of the outstanding Common Stock, in the case of Momentum Fund, and 1.61% of the outstanding Common Stock, in the case of Focus Fund.

The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund and Focus Fund were, in each case, shared among either Momentum Fund or Focus Fund, as applicable, and both MAG and David F. Firestone. MAG and David F. Firestone also shared the rights to vote and to dispose of the 500,000 shares of Common Stock owned by MAG. As a result, as of December 31, 2003, MAG and David F. Firestone each had beneficial ownership of 6,003,545 shares of Common Stock which represented 4.20% of the outstanding Common Stock.

Page 8 of 12 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2004	MERCATOR MOMENTUM FUND, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: May 26, 2004	MERCATOR MOMENTUM FUND III, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: May 26, 2004	MERCATOR FOCUS FUND, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: May 26, 2004	MERCATOR ADVISORY GROUP, LLC By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: May 26, 2004	/s/ David F. Firestone ____________________________________ David F. Firestone

Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit A      Agreement of Joint Filing

Page 11 of 12 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G (Amendment No. 2), dated May 26, 2004, containing the information required by Schedule 13G, for shares of the common stock of Calypte Biomedical Corporation beneficially owned by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC, David F. Firestone and such other holdings as may be reported therein.

Dated:  May 26, 2004

MERCATOR MOMENTUM FUND, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
       its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MERCATOR MOMENTUM FUND III, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
      its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MERCATOR FOCUS FUND, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
      its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MERCATOR ADVISORY GROUP, LLC

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

/s/ David F. Firestone
____________________________________
David F. Firestone

Page 12 of 12 Pages